UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
SCHEDULE 13G/A
(Amendment No. 1)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
ASSET ACCEPTANCE CAPITAL CORP.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
04543P100
(CUSIP Number)
February 14, 2008
(Date of Event Which Requires Filings of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04543P100

1	NAMES OF REPORTING PERSONS: Nathaniel F. Bradley IV Revocable Living Trust, Nathaniel F. Bradley IV as Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		2,468,211

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,288,860

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,468,211

WITH:	8	SHARED DISPOSITIVE POWER:

		1,288,860

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,757,071

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.3%

12	TYPE OF REPORTING PERSON:

	IN

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Item 1.
(a)	Name of Issuer:

Asset Acceptance Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices:

28405 Van Dyke Avenue Warren, Michigan 48093
Item 2.
(a)	Name of Person Filing:

Nathaniel F. Bradley IV Revocable Living Trust, Nathaniel F. Bradley IV as Trustee

(b)	Address of Principal Business Office or, if none, Residence:

28405 Van Dyke Avenue Warren, Michigan 48093

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

(e)	CUSIP Number:

04543P100

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

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☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:

Nathaniel F. Bradley IV is the beneficial owner of 3,757,071 shares of common stock of the issuer. Of the 3,757,071 shares of common stock (i) 2,450,799 shares of common stock of the issuer are held by the Nathaniel F. Bradley IV Revocable Living Trust, of which Mr. Bradley is the sole trustee; (ii) 17,412 shares of common stock of the issuer are subject to options that are presently exercisable and which Mr. Bradley has the right to acquire; (iii) 558,670 shares of common stock of the issuer are held by the Nathaniel F. Bradley V Trust, of which Mr. Bradley and his spouse are co-trustees; (iv) 558,670 shares of common stock of the issuer are held by the Quinn S. Bradley Trust, of which Mr. Bradley and his spouse are co-trustees; and (v) 171,520 shares of common stock of the issuer are held by the Bradley Trust of which Mr. Bradley’s spouse is sole trustee. Mr. Bradley disclaims beneficial ownership of the shares held by the Trusts except to the extent of Mr. Bradley’s pecuniary interest therein.

(b)	Percent of class: See Paragraph 11 of page 2 of this Schedule 13G.

For purposes of this percentage, the reporting person has used 30,568,041 shares as the number of outstanding shares of common stock of the issuer as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2007.

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote:
See Paragraph 5 page 2 of this Schedule 13G.
Shared power to vote or to direct the vote:
See Paragraph 6 of page 2 of this Schedule 13G.
Sole power to dispose or to direct the disposition of:
See Paragraph 7 of page 2 of this Schedule 13G.
Shared power to dispose or to direct the disposition of
See Paragraph 8 of page 2 of this Schedule 13G.

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Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

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SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008	Nathaniel F. Bradley IV Revocable Living Trust
	By:	/s/ Nathanial F. Bradley IV
Nathanial F. Bradley IV, Trustee

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